EXHIBIT 77(c)

Matters submitted to a vote of security holders

On January 19, 2010, a Special Meeting of Shareholders was held to approve an Agreement and Plan of Reorganization by and between ING Equity Trust, on behalf of ING SmallCap Value Multi-Manager Fund, and ING Series Fund, Inc., on behalf of ING Small Company Fund, providing for the reorganization of ING SmallCap Value Multi-Manager Fund with and into ING Small Company Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING SmallCap Value Multi-Manager Fund	1	1,907,926.518	45,231.648	36,376.384	1,989,534.550

On August 10, 2010, a Special Meeting of Shareholders was held to approve an Agreement and Plan of Reorganization by and between ING Equity Trust, on behalf of ING Opportunistic LargeCap Fund, providing for the reorganization of ING Opportunistic LargeCap Fund with and into ING Core Equity Research Fund, a series of ING Series Fund

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Opportunistic LargeCap Fund	1	1,173,815.637	25,097.664	37,900.028	1,236,813.329